Prana Co-Founding Scientist Professor Rudolph Tanzi,
Addressed U.S. Senate Special Committee on Aging

Comments on Prana Developments and Future Prospects for
Therapeutic Approaches for Alzheimer’s Disease

MELBOURNE, Australia - July 8, 2008 - Rudolph E. Tanzi, Ph.D., Co-Founding Scientist of Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, was invited this past May to testify in front of the U.S. Senate Special Committee on Aging on the Future of Alzheimer's: Breakthroughs and Challenges. The hearing, lead by Senator Herb Kohl (D-WI) and Senator Gordon H. Smith (R-OR),  discussed Alzheimer’s  Disease as a growing crisis and how the United States can accelerate its efforts against the disease. Additional participants included Sandra Day O'Connor, Former Supreme Court Justice, Member of the Alzheimer's Study Group, Newt Gingrich, Former Speaker of the House of Representatives, Member of the Alzheimer's Study Group, Charles Jackson, Alzheimer's patient and Suzanne Carabone, Alzheimer's patient caregiver.

The recent failed clinical studies of what were once-promising Alzheimer’s drugs have now attracted much attention to Prana and the future of therapeutic treatments to Alzheimer’s disease. In response Dr. Tanzi, an internationally recognized authority on Alzheimer’s disease who has co-discovered three of the four known genes that cause Alzheimer's disease, presented information to the U.S. Senate on the differing Abeta-targeted therapeutic approaches, and commented upon the ongoing clinical trials in Alzheimer’s disease.

Key material from the testimonial included:

•	Future prospects for immunotherapy and gamma-secretase therapeutic approaches;
•	Approaches to targeting and regulating Abeta production; and,
•	Recent developments regarding drugs aimed at treating and preventing Alzheimer’s disease.

Prana’s theories concerning the interaction between metals and the protein Abeta in the brain are the basis of the company’s treatments for Alzheimer's and other neurodegenerative diseases. Prana’s proprietary lead compound, PBT2, recently concluded a Phase IIa trial in early Alzheimer’s disease, which demonstrated safety and tolerability, and significant reductions in Abeta 42 and improvement in Executive Function performance in cognitive tests. Prana will be presenting this data at the International Conference on Alzheimer’s Disease (ICAD) in July.

Dr Tanzi stated, “Unlike other approaches, Prana’s PBT2 appears to neutralize the neurotoxicity of Abeta and facilitates it's clearance from the brain. Prana’s latest clinical trial results were highly encouraging, by significantly lowering Abeta 42 in the cerebrospinal fluid, and improving cognition in the executive function of patients over a 12-week period. I testified to the U.S. Senate that therapies targeted against the amyloid beta protein offer the best chance at slowing down the progression of Alzheimer's disease. It is my strong belief that PBT2 is among the very best therapies available for achieving this goal."

About Dr. Rudolph Tanzi
Dr. Rudolph Tanzi is a Professor of Neurology (and Neuroscience) at Harvard University, and serves as the Director of the Genetics and Aging Research Unit consisting of eight laboratories in the MassGeneral Institute for Neurodegenerative Diseases at MGH. Since 1982, Dr. Tanzi has focused his studies on Alzheimer's disease (AD). He isolated the first familial Alzheimer's disease (FAD) gene, known as the amyloid β-protein (A4) precursor (APP) in 1987, and another in 1995, called presenilin 2. Dr. Tanzi is also a co-founder of the “Metal hypothesis of Alzheimer’s disease”. His laboratory first discovered that the metals zinc and copper are necessary for the formation of neurotoxic assemblies of the AD-associated peptide, Aβ, the main component of ࿠β-amyloid deposits in brains of AD patients. These studies have led to ongoing clinical trials for treating and preventing AD by targeting Aβmetal interactions.

Dr. Tanzi has co-authored over 320 research articles and reviews, including three of the top ten most cited papers in AD research over the last decade over which time he was the 5th most cited scientist in the field of AD research. He is also a co-author of a popular trade book on Alzheimer’s disease entitled “Decoding Darkness: The Search for the Genetic Causes of Alzheimer’s Disease”. Dr. Tanzi has received several awards for his work including the two highest awards for Alzheimer’s disease research: The Metropolitan Life Foundation Award and The Potamkin Prize.

About Prana Biotechnology Limited
Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

Forward Looking Statements
This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Prana Biotechnology Ltd
+61 3 9349 4906